BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

July 11, 2013

Via SEC Edgar Submission

Scott Anderegg, Staff Attorney

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Nexus Enterprise Solutions, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed January 28, 2013

File No. 333-184832

Dear Ms. Ransom:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

Selling Shareholders, 17

Comment 1:  We note your response to comment 2 in our letter dated June 6, 2013; however, your response does not provide sufficient additional analysis with respect to the two factors we cited in our prior comment. First, your analysis under Securities Act Rules Compliance and Disclosure Interpretation 612.09 simply states that “the amount of shares involved is 7,492,000 shares” without providing us with any analysis. In our view, given the size of the offering and the size of the shares being offered by affiliates relative to the number of shares outstanding held by non-affiliates, the transaction appears to be a primary offering. Second, you state in a conclusory manner that the shares held by Demali Consulting and CMB Family Investment are not held by affiliates but you do not sufficiently explain the basis for your conclusion. In this regard, we note the familial relationship, the amount of shares held, the substantial discount at which such shareholders purchased shares and the fact that they are selling all, rather than some, of the shares they hold. We acknowledge your statement that “it is less than the 10% equity interests that would deem them [not] to be affiliates;” in fact, however, the amount they own is one factor to be taken into consideration in determining affiliate status and the fact that they own 7.82% (or less than 10%) does not in and of itself cause them not to be affiliates. Please provide additional analysis or revise your revise your registration statement to price the shares at a fixed price for the duration of the offering.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880       E: kbart@kennethbartesq.com

www.kennethbartesq.com

July 11, 2013

Answer to Comment 1: The Company believes that this transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) of Regulation C, and the shares are not being sold by the registrant, but rather by its selling shareholders.  The Company believes that its securities may be registered for an offering to be made on a continuous or delayed basis in the future, due to the fact that its registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  While there are company affiliates involved in the offering, they have restricted the amount of their shares that are being registered, and the Company believes that this transaction complies with Rule 415(a)(1)(i).

There are two beneficial owners of 5% or more of the outstanding stock that are registering all of the shares that they hold, but they are not affiliates of the company.  While ownership of 5% or more of the outstanding shares does require them to be listed in the beneficial ownership list, it does not deem them to be affiliates.  The definition of an affiliate is a person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.  “Person”, as used in the definition of affiliate is defined as the person, any relative, spouse or relative of such spouse who has the same home as such person, a trust or estate in which such person or any of the persons (relatives, a spouse or a relative of such spouse, any one of whom is living in the same home as such person) collectively own 10 percent or more of the total beneficial interest or of which any of such persons serve as trustee, executor or in any similar capacity, and any corporation or other organization (other than the issuer) in which such person or any of the persons (relatives, spouse or relatives of such spouse, any one of whom has the same home as such person), are the beneficial owners collectively of 10 percent or more of any class of equity securities or 10 percent or more of the equity interest.  Control means the power to direct the management and policies of the company in question, whether through the ownership of voting securities, by contract, or otherwise.  Demali Consulting is owned by Kristy Ricetti and Marlene Wasserman, who is the mother of Adam Wasserman.  CMB Family Investment Co., LP is owned by Siham Bokzam, who is the mother of Maureen Morgan Bokzam.  I have been advised by the Company that neither Kristy Ricetti, Marlene Wasserman nor Siham Bokzam control or are controlled, directly or indirectly, by the Company or any shareholder, officer or director of the Company.  Further, I have been advised by the Company that none of the three individuals listed above have the power to direct the management and policies of the Company, whether through the ownership of voting securities (which are less than 10% of the outstanding shares of the Company), by contract, or otherwise.  Finally, none of the three listed individuals live in the same home as any affiliate of the Company, none of the three listed individuals is the spouse of any affiliate of the Company and none of the three individuals is a relative of the spouse of any affiliate of the Company.  The fact that two of the individuals are the mothers of two of the affiliates of the Company does not deem them to be affiliates themselves.  Demali Consulting and CMB Family Investment Co., LP purchased shares at a discount as is explained in a previous comment due to arrangements made during the inception stage of the Company with the founders of the Company.  Based on the analysis in this paragraph, the Company believes strongly that Demali Consulting and CMB Family Investment Co., LP are not affiliates of the Company.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

July 11, 2013

The Compliance and Disclosure Interpretation, Securities Act Rules, 612.09 states the following factors to be considered as part of a determination of a secondary offering:  1) how long the selling shareholders have held the shares, 2) their relationship to the issuer, 3) the amount of shares involved, 4) whether the sellers are in the business of underwriting securities, and 5) whether under all circumstances it appears that the seller is acting as a conduit for the issuer.  1) Almost every shareholder has held his or her shares for longer than one year, 2) the affiliate list has been provided and all other shareholders who are part of this registration are non-affiliates of the Company, 3) the amount of shares involved is 7,492,000, which are being registered by 21 separate shareholders, only 4 of which are affiliates of the company (John Limansky, Jason Foster, Adam Wasserman, and Cliste Consulting by way of being owned by Maureen Morgan Bokzam), and all of the affiliates have limited the amount of shares to be registered to less than 1% of the outstanding shares of the company, totaling only 622,000 of the 7,492,000 being registered.  While two of the shareholders hold more than 5% of the outstanding shares of the company, they are not affiliates of the company and therefore did not restrict the amount of shares they are registering, 4) the only individual who has any affiliation with an underwriter is David Halabu, but he is not acting as an underwriter for the Company and he has no agreements with anyone to distribute the Company’s shares or act as an underwriter or broker-dealer on behalf of the Company, and 5) none of the selling shareholders are acting as a conduit for the Company, and based on all of the above factors, the Company feels strongly that this offering is compliant with Rule 415(a)(1)(a) and believes that the shares may be issued on a delayed or continuous basis in the future by its selling shareholders as a secondary offering.

Holders of Our Common Stock, page 28

Comment 2: We note your response to comment 4 in our letter dated June 6, 2013. We further note that you disclose that you have 212 holders of your common stock, but on page 14 in the risk factor entitled “Because our stock is not registered under the exchange act, …” you disclose that you have as of March 28, 2013 less than 40 shareholders of record. Please reconcile your disclosures or advise.

Answer to Comment 2: The risk factor on page 14 has been revised to provide the correct number of shareholders of record.

Financial Statements, page 38

Financial Statements for the Three Months ended March 31, 2013 and 2012, page 39

Comment 3: Similar to comment 9 from our letter dated February 15, 2013, please remove the “fka MutuaLoan Corporation” reference included in the headings of your financial statements and related footnotes.

Answer to Comment 3: The “fka MutuaLoan Corporation” language has been removed from the headings of our financial statements and related footnotes.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

July 11, 2013

Item 15.  Recent sale of unregistered securities, page 53

Comment 4: Please revise your disclosure to provide the information provided in your response to prior comment 10 from our letter dated June 6, 2013.

Answer to Comment 4: The information provided in our response to prior comment 10 from your letter dated June 6, 2013 has been added to the last paragraph of Item 15.

Item 16.  Exhibits, page 54

Comment 5: With a view to disclosure, please include in your registration statement the information you include in your response to prior comment 11 from our letter dated June 6, 2013, so that readers are aware of your apparent intent as contrasted with the operative language of your governing documents.

Answer to Comment 5: The information included in our response to prior comment 11 from your letter dated June 6, 2013 is included as footnote 1 to Item 16.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for Nexus Enterprise Solutions, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511     Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com